Joway Health Industries Group Inc.

No. 2, Baowang Road

Baodi Economic Development Zone, Tianjin, PRC 300180

February 3, 2011

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Joway Health Industries Group Inc. Former Name: G2 Ventures, Inc.
Current Report on Form 8-K
Filed on October 7, 2010
File: 333-108715

Dear Mr. Reynolds:

On January 28, 2011, G2 Ventures, Inc. received a letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated January 28, 2011 relating to the Company’s Current Report on Form 8-K filed on October 7, 2010 (the “Comment Letter”). The SEC has requested that the Company respond to the Comment Letter no later than February 11, 2011.

All of the Company’s operations and personnel are located in China and all of the Company’s employees involved in gathering the information necessary to enable the Company to respond to the Comment Letter are on vacation for the Chinese New Year holidays until February 8, 2011. As a result, the Company is hereby requesting an additional ten business days to respond to the Comment Letter, which will extend the due date of the Company’s response to the Comment Letter to February 28, 2011.

We appreciate your consideration of our request. Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko of The Crone Law Group, at (415) 955-8900.

Sincerely,

/s/ Yuan Huang
Yuan Huang
Chief Financial Officer

cc:	Alisande M. Rozynko
The Crone Law Group